Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON’S WHEELER RIVER SUMMER DRILL PROGRAM
COMPLETED; CONFIRMS CONTINUITY OF MINERALIZATION ON
PHOENIX TREND
Toronto, ON — August 30, 2010... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report results from the final 13 holes of the summer drill program on its Wheeler River property in Saskatchewan. Significant results included WR-343 which returned 16.20% eU3O8 over 1.7 metres and WR-345 which intersected 2.7 metres grading 17.59% eU3O8, both of which were in Zone A of the Phoenix Trend. In Zone B, WR-347 returned 9.88% eU3O8 over 2.0 metres and WR-348 intersected 6.28% eU3O8 over 2.8 metres. The attached map illustrates the results of the summer drill program.
Ron Hochstein, President and C.E.O. of Denison, commented, “We are very happy with the results of the summer drill program as it has extended the overall strike length of both Zones A and B, by approximately 55 and 110 metres, respectively, confirmed the continuity of the high grade mineralization over the entire strike length, and identified two new mineralized zones along the highly prospective Phoenix Trend on the Wheeler River property.”
Final Summer Drill Program Results
The summer drill program extended the strike length of the high-grade mineralization of Zone A to 306 metres, and in Zone B to strike length of 261 metres. The drilling at the end of the program focussed on the “gap” area between Zones A and B. This drilling confirmed that the area between the two zones is continuously mineralized but at a lower grade. The drilling on the gap area was on 50 metre sections and still has the potential to add higher grade mineralization with additional drilling.
The results from the final 13 holes of the summer program, not previously reported, are shown below.
Summer Drill Probe Results

	From	To	Interval	Probe Grade	GT	Cut-off Grade
Hole #	(m)	(m)	(m)	(% eU3O8)	grade x thickness	(% eU3O8)
WR-343	409.6	411.3	1.7	16.20	27.5	1.00
WR-344	396.7	401.6	4.9	0.66	3.2	0.05
WR-345	402.1	404.8	2.7	17.59	47.5	1.00
WR-346	402.5	404.9	2.4	0.35	0.8	0.05
WR-347	398.8	400.8	2.0	9.88	19.8	1.00
WR-348	387.8	390.6	2.8	6.20	17.4	1.00
WR-349	409.9	410.9	1.0	0.24	0.2	0.05
WR-350				No significant results
WR-351	387.9	388.7	0.8	10.64	8.5	1.00
WR-352				No significant results
WR-353	384.1	385.6	1.5	0.41	0.6	0.05
WR-354	410.1	410.5	0.4	0.13	0.05	0.05

The foregoing drill results are measured using down hole geophysical probes which measure natural gamma radiation, from which an indirect estimate of uranium content can be made. The result is referred to as “eU3O8” for “equivalent U3O8.
Assay results received for the following holes drilled earlier this summer, confirmed the grade previously reported as initial probe results (July 15 and August 4, 2010).
Summer Drill Assay Results

	From	To	Interval	Chemical Grade	GT
Hole #	(m)	(m)	(m)	(% U3O8)	grade x thickness
WR-318	400.4	410.9	10.5	7.70	80.9
WR-327	401.5	409.0	7.5	1.96	14.7
WR-330	402.5	406.5	4.0	1.09	4.4
WR-333	397.4	399.0	2.5	34.8	87.0
WR-334	406.5	411.0	4.5	7.96	35.8
WR-335	402.0	404.5	2.5	4.91	12.3
Chemical analyses were completed by SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan and were a combination of geochemical and assay methods. The assay grades are reported at a 0.05% U3O8 cut-off.
Summer 2010 Overview
The summer drill program totalled 43 holes for 20,320 metres drilled in the following locations.

Area	Metres	No. of Holes
Zone A	8,148	18
Zone B	3,265	7
Zone C	858	2
Zone D	2,269	4
Gap	3,332	7 (includes one restart)
Geophysical	2,448	5

Total	20,320	43

Other Wheeler Activities
Denison is pleased to report that it is currently preparing a technical report in accordance with National Instrument 43-101 (NI 43-101) which will estimate the mineral resources at the Phoenix Zone A and B deposits. Estimates will be prepared by Denison and audited by SRK Consulting (Canada) Inc. The technical report is anticipated to be released in the fourth quarter of 2010.
The Joint Venture is scheduled to meet in November to plan and approve the 2011 exploration and development program.
The Phoenix deposits are located on the Wheeler River property which is located between the McArthur River Mine and Key Lake mill complex. Denison is the operator and holds a 60% interest in the Wheeler River Property. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest. All previous and current drill results from Phoenix have been tabulated and are presented on our website at www.denisonmines.com.
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 19, 2010 filed under the Company’s profile on the SEDAR website. All drill holes reported to date were drilled at either -80 or -90 degrees, (except for WR-325 which was drilled at -75) and while the exact attitude of the mineralization remains uncertain, it is believed, at this time, that the mineralized intervals represent near true widths.

About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company has ownership interests in two conventional uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca Basin as well as large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.
Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F for the financial year ended December 31, 2009, available at http://www.sec.gov, as well as the following: global financial conditions; volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; the market price of Denison’s securities; the ability to access capital; the ability of Denison to meet its obligations to its creditors; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical and processing problems; and, the potential influence of, or reliance upon, a business partner.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations, except as otherwise required by applicable legislation.

DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Holes WR-325, WR-328, WR-329, WR-332, WR-337, WR-341A, WR-342, WR-351, WR-353 and WR-354 are reported using downhole probe equivalent grade.
• This map only shows results of drilling since June 2010. Please refer to Denison website for all prior results.
• Grade*Thickness contours based on results to hole WR-354 of the summer program.
• To accompany press release dated August 30th, 2010
WR-334 7.96%U3O8/4.5m
WR-337 0.13%eU3O8/2.2m
WR-325 0.12%eU3O8/1.5m and 0.10%eU3O8/0.3m and 0.11%eU3O8/0.7m
Zone D
WR-332 0.07%eU3O8/0.9m
WR-343 16.2%eU3O8/1.7m
WR-329 0.23%eU3O8/3.15m
WR-342 28.28%eU3O8/4.3m
WR-318 7.7%U3O8/10.5m
WR-330 1.09%U3O8/4.0m
Phoenix Zone A
WR-349 0.24%eU3O8/1.0m
WR-354 0.13%eU3O8/0.4m
WR-341A 0.27%eU3O8/0.8m
WR-327 1.96%U3O8/7.5m
WR-333 34.8%U3O8/2.5m
WR-345 17.59%eU3O8/2.7m
WS Thrust Fault
WR-351 10.64%eU3O8/0.8m
WR-335 4.91%U3O8/2.5m
WR-353 0.41%eU3O8/1.5m
Phoenix Zone B
WR-346 0.35%eU3O8/2.4m
WR-328 9.65%eU3O8/0.8m
WR-344 0.66%eU3O8/4.9m
WR-347 9.88%eU3O8/2.0m
WR-348 6.28%eU3O8/2.8m
Zone C
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness (%U3O8(%eU3O8)*m)
Uranium Intersection
pelite
graphitic pelite
graphitic garnetiferous pelite
garnetiferous pelite
cordierite pelite
semipelite
pelitic quartzite
quartzite
pegmatite
granitic gneiss
WS thrust fault
WS hangingwall fault
0
400m